UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-07925
Date examination completed: 9/26/2024
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): N/A
3. Exact name of investment company as specified in registration statement: WesMark Funds
4. Address of principal executive office (number, street, city, state, zip code): WesBanco Bank, Inc. One Bank Plaza 5th floor Wheeling, WV 26003

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE

INVESTMENT COMPANY ACT OF 1940

September 26, 2024

We, as members of management of WesMark Funds, comprising WesMark Small Company Fund, WesMark Large Company Fund, WesMark Balanced Fund, WesMark Government Bond Fund, WesMark West Virginia Municipal Bond Fund, and WesMark Tactical Opportunity Fund (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f‐2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f‐ 2 as of June 30, 2024, and from December 31, 2023, through June 30, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f‐2 of the Investment Company Act of 1940 as of June 30, 2024, and from December 31, 2023, through June 30, 2024, with respect to securities reflected in the investment accounts of the Funds.

WesMark Funds

Robert McGee, President

Steven Kellas, Treasurer

Report of Independent Public Accountant

To the Board of Trustees of

WesMark Funds

We have examined management of WesMark Funds’ assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the WesMark Funds, comprising WesMark Small Company Fund, WesMark Large Company Fund, WesMark Balanced Fund, WesMark Government Bond Fund, WesMark West Virginia Municipal Bond Fund, and WesMark Tactical Opportunity Fund (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f‐2 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of June 30, 2024. WesMark Funds’ management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of June 30, 2024 the examination date we selected without prior notice to management, and with respect to agreement of security purchases and sales, for the period from December 31, 2023 (the date of our last examination), through June 30, 2024:

●	Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Boston, The Depository Trust Company, and WesBanco Bank (the “Custodian”).

●	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

●	Reconciliation of all such securities to the books and records of the Funds and the Custodian.

●	Agreement of one security purchases and one security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

COHEN & COMPANY, LTD .

800.229.1099 | 866.818.4538 fax | cohencpa.com

Registered with the Public Company Accounting Oversight Board

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that WesMark Funds complied with the requirements of subsections (b) and (c) of Rule 17f‐2 of the Investment Company Act of 1940 as of June 30, 2024, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.
Cleveland, Ohio
September 26, 2024